UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934




                               Tronox Incorporated
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                                (Name of Issuer)


                 Class A Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    897051108
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                                 (CUSIP Number)


                                 August 29, 2008
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   897051108
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(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                Jonathan Gallen
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned
   by Each Reporting Person With       (5) Sole Voting Power:         1,000,000*
                                           -------------------------------------
                                       (6) Shared Voting Power:               0
                                           -------------------------------------
                                       (7) Sole Dispositive Power:    1,000,000*
                                           -------------------------------------
                                       (8) Shared Dispositive Power:          0
                                           -------------------------------------
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(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:

                1,000,000*
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(10)    Check if  the Aggregate Amount  in Row (9) Excludes Certain  Shares (See
        Instructions):   N/A
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(11)    Percent of Class Represented by Amount in Row (9):   5.3%*
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(12)    Type of Reporting Person (See Instructions):    IA, IN
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* Based on 18,791,874 shares of Class A common stock, par value $0.01 per share (the "Shares"), of Tronox Incorporated (the "Company"), outstanding as of July 31, 2008, as disclosed in the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2008. As of August 29, 2008, Ahab Opportunities, L.P. ("Opportunities"), Ahab Opportunities, Ltd. ("Opportunities International"), Ahab Aggressive, L.P. ("Aggressive") and Ahab Aggressive, Ltd. ("Aggressive International") held in the aggregate 1,000,000 Shares. Jonathan Gallen possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunities, Opportunities International, Aggressive and Aggressive International. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own 1,000,000 Shares, or 5.3% of the Shares deemed issued and outstanding as of August 29, 2008.

Item 1(a).  Name Of Issuer:   Tronox Incorporated

Item 1(b).  Address of Issuer's Principal Executive Offices:
            One Leadership Square, Suite 300, 211 N. Robinson Avenue, Oklahoma City, Oklahoma 73102

Item 2(a).  Name of Person Filing:  Jonathan Gallen

Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
            299 Park Avenue, 17th Floor, New York, New York  10171

Item 2(c).  Citizenship:  United States

Item 2(d).  Title of Class of Securities:
            Class A Common Stock, $0.01 par value per share

Item 2(e).  CUSIP No.:   897051108


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not applicable.


Item 4.     Ownership

            (a) Amount Beneficially Owned (as of August 29, 2008):    1,000,000*

            (b) Percent of Class (as of August 29, 2008):                  5.3%*

            (c) Number of Shares as to which the person has:

               (i)   sole power to vote or to direct the vote         1,000,000*

               (ii)  shared power to vote or to direct the vote               0

               (iii) sole power to dispose or to direct the
                     disposition of                                   1,000,000*

               (iv)  shared power to dispose or to direct the
                     disposition of                                           0


__________________________
* Based on 18,791,874 shares of Class A common stock, par value $0.01 per share (the "Shares"), of Tronox Incorporated (the "Company"), outstanding as of July 31, 2008, as disclosed in the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2008. As of August 29, 2008, Ahab Opportunities, L.P. ("Opportunities"), Ahab Opportunities, Ltd. ("Opportunities International"), Ahab Aggressive, L.P. ("Aggressive") and Ahab Aggressive, Ltd. ("Aggressive International") held in the aggregate 1,000,000 Shares. Jonathan Gallen possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunities, Opportunities International, Aggressive and Aggressive International. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own 1,000,000 Shares, or 5.3% of the Shares deemed issued and outstanding as of August 29, 2008.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      September 5, 2008


                                      /s/ Jonathan Gallen
                                      ------------------------------------------
                                      Jonathan Gallen,  in  his  capacity as the
                                      investment manager for Ahab Opportunities,
                                      L.P.,  Ahab   Opportunities,  Ltd.,   Ahab
                                      Aggressive, L.P. and Ahab Aggressive, Ltd.



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)